FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 30, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

March 30, 2021

NATWEST GROUP PLC - PRICING OF TENDER OFFERS FOR CERTAIN OF ITS OUTSTANDING NOTES

NatWest Group plc (the "Offeror") is today announcing the Reference Yield and the Purchase Price for each series of Notes (as defined herein) subject to its previously announced cash tender offers (each, an "Offer" and, together, the "Offers") for any and all of certain series of its U.S. dollar denominated notes set out in the table below (the "Notes").

The Offers are being made on the terms and subject to the conditions set out in the offer to purchase dated March 23, 2021 (the "Offer to Purchase") and the related Notice of Guaranteed Delivery (together, the "Offer Documents"). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

The Reference Yield in respect of each Series of Fixed Spread Notes was determined at 2:00 p.m., New York City time, today. The Purchase Price for each Series of Notes is based on the Reference Yield plus the Fixed Spread as set forth in the table below:

Title of Security	Issuer	ISIN/CUSIP	Principal Amount Issued	Principal Amount Outstanding(1)	Fixed Spread (bps)	Reference U.S. Treasury Security	First Call Date	Maturity	Reference Yield	Purchase Price(2)
6.425% Non-Cumulative Trust Preferred Securities ("Trust Securities")	RBS Capital Trust II	US74927PAA75 74927PAA7	$650,000,000	$137,685,000	+55	1.125% U.S. Treasury Security due February 15, 2031	January 3, 2034	N/A	1.706%	$1,459.91
7.648% Dollar Perpetual Regulatory tier One Securities, Series 1 ("PROs")	The Royal Bank of Scotland Group plc(3)	US780097AH44 780097AH4	$1,200,000,000	$130,205,000	+85	1.125% U.S. Treasury Security due February 15, 2031	September 30, 2031	N/A	1.706%	$1,466.33
6.125% Subordinated Tier 2 Notes due 2022 ("2022 Notes")	The Royal Bank of Scotland Group plc (3)	US780099CE50 780099CE5	$2,250,000,000	$1,615,576,000	+65	0.125% U.S. Treasury Security due February 28, 2023	N/A	December 15, 2022	0.145%	$1,090.10
6.100% Subordinated Tier 2 Notes due 2023 ("2023 Notes I")	The Royal Bank of Scotland Group plc(3)	US780097AY76 780097AY7	$1,000,000,000	$544,194,000	+80	0.125% U.S. Treasury Security due February 28, 2023	N/A	June 10, 2023	0.145%	$1,111.54
6.000% Subordinated Tier 2 Notes due 2023 ("2023 Notes II")	The Royal Bank of Scotland Group plc(3)	US780097AZ42 780097AZ4	$2,000,000,000	$2,000,000,000	+90	0.125% U.S. Treasury Security due February 28, 2023	N/A	December 19, 2023	0.145%	$1,132.36
5.125% Subordinated Tier 2 Notes due 2024 ("2024 Notes")	The Royal Bank of Scotland Group plc(3)	US780099CH81 780099CH8	$2,250,000,000	$2,250,000,000	+95	0.250% U.S. Treasury Security due March 15, 2024	N/A	May 28, 2024	0.316%	$1,119.09

(1)    Excluding $512,315,000 principal amount of 6.425% Non-Cumulative Trust Preferred Securities, which are held by the Offeror as of the date hereof and are deemed not to be outstanding.

(2)    Per $1,000 principal amount of the Notes validly tendered and accepted for purchase.

(3)    Currently NatWest Group plc.

The Offers will expire at 5:00 p.m., New York City time, on March 29, 2021, unless extended (such date and time, as the same may be extended, the "Expiration Deadline") or earlier terminated. Holders must validly tender and not validly withdraw their Notes at or prior to the Expiration Deadline in order to be eligible to receive the relevant Purchase Price. Notes validly tendered may be withdrawn at any time prior to the Withdrawal Deadline, but not thereafter.

In addition to the Purchase Price, holders whose Notes are accepted for purchase pursuant to the Offers will also receive, in the case of the Tier 2 Notes and the PROs, accrued and unpaid interest on each $1,000 principal amount of such Notes (rounded to the nearest $0.01) from, and including, the last interest payment date up to, but not including, the Settlement Date and, in the case of the Trust Securities, an amount equal to accrued and unpaid cash distributions on each $1,000 principal amount of such Trust Securities (rounded to the nearest $0.01) from, and including, the last distribution payment date up to, but not including, the Settlement Date. Holders whose Notes are tendered and accepted for purchase pursuant to the Guaranteed Delivery Procedures will not receive payment in respect of any interest or distribution, as applicable, for the period from and including the Settlement Date to the Guaranteed Delivery Settlement Date.

Unless the Offers are extended, reopened or earlier terminated, the Settlement Date is expected to be March 31, 2021 and the Guaranteed Delivery Settlement Date is expected to be April 1, 2021.

FURTHER INFORMATION

Copies of the Offer Documents are available at the following web address: www.lucid-is.com/natwest

Requests for additional copies of the Offer Documents and information in relation to the procedures for tendering should be directed to:

Tender Agent

Lucid Issuer Services Limited                                  Email: natwest@lucid-is.com

David Shilson                                                           Telephone: +44 20 7704-0880

NatWest Treasury Markets

Scott Forrest                                                             Email: scott.forrest@natwest.com

Head of Treasury DCM                                            Telephone: +44 7747 455969

Investor Relations

Paul Pybus                                                               Email: paul.pybus@natwest.com

Head of Debt Investor Relations                             Telephone: +44 776 916 1183

250 Bishopsgate

London EC2M 4AA

Global Arranger and Lead Dealer Manager

NatWest Markets                                                     Telephone: +44 20 7678 5222 (UK)

                                                                                 Telephone: +1 203 897 6166 (U.S.)

                                                                                 Telephone: +1 866 884 2071 (U.S. Toll Free)

                                                                                 Email: liabilitymanagement@natwestmarkets.com

                                                                                 Attn: Liability Management

Dealer Managers

Citigroup                                                                  Telephone: +44 20 7986 8969

                                                                                 Telephone: +1 212 723 6106 (U.S.)

                                                                                 Telephone: +1 800 558 3745 (U.S. Toll Free)

                                                                                 Email: liabilitymanagement.europe@citi.com

                                                                                 Attn: Liability Management Group

Merrill Lynch International                                     Telephone: +44 20 7996 5420 (London)

                                                                                 Telephone: +1 888 292 0070 (U.S. Toll Free)

                                                                                 Telephone: +1 980 387 3907 (U.S.)

                                                                                 Email: DG.LM-EMEA@bofa.com

                                                                                 Attn: Liability Management Group

Morgan Stanley                                                       Telephone: +44 20 7677 5040 (Europe)

                                                                                 Telephone: +1 800 624 1808 (U.S. Toll Free)

                                                                                 Telephone: +1 212 761 1057 (U.S.)

                                                                                 Email: liabilitymanagement@morganstanley.com

                                                                                 Attn: Liability Management (in the U.S.)

                                                                                 Attn: Liability Management Group (in Europe)

UBS Investment Bank                                             Telephone: +44 20 7568 1121 (Europe)

                                                                                 Telephone: +1 888 719 4210 (U.S. Toll Free)

                                                                                 Telephone: +1 203 719 4210 (U.S.)

                                                                                 Email: ol-liabilitymanagement-eu@ubs.com

                                                                                 Attn: Liability Management Group

DISCLAIMER

This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the Offer.
If you are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Offeror, the Dealer Managers, the Tender Agent or the trustee with respect to the Notes (or any of their respective directors, employees or affiliates) make any recommendation as to whether holders should tender Notes pursuant to the Offer.

OFFER RESTRICTIONS

European Economic Area ("EEA")

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers does not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") and accordingly the requirement to produce a prospectus under the Prospectus Regulation does not apply to the Offers.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers are not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, this announcement, the Offer to Purchase and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such other documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that they are only being distributed to and are only directed at persons to whom they can lawfully be circulated outside the United Kingdom or to: (i) persons in the United Kingdom having professional experience in matters relating to investments falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order")); (ii) persons falling within Article 43 of the Order; or (iii) any other persons to whom the Offer to Purchase and such other documents and/or materials may otherwise lawfully be communicated under the Order (all such persons together being referred to as "relevant persons"). This announcement and the Offer to Purchase and such documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement and the Offer to Purchase relate is available only to relevant persons and will be engaged in only with relevant persons.

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers does not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 (as amended) as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (EUWA) (the "UK Prospectus Regulation") and accordingly the requirement to produce a prospectus under the UK Prospectus Regulation does not apply to the Offers.

Belgium

Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

This announcement, the Offer to Purchase and any other documents or offering materials relating to the Offers may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation. This announcement and the Offer to Purchase have not been and will not be submitted for clearance to the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "Issuers' Regulation"). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Offers.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Notes (and offers to sell will not be accepted from the holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer or similar and any of the Dealer Managers or any of the Dealer Manager's respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

Each holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the Offer to Purchase. Any tender of Notes pursuant to the Offer to Purchase from a holder that is unable to make these representations will be rejected. Each of the Offeror, the Dealer Managers and Lucid Issuer Services Limited reserves the right, in its absolute discretion (and without prejudice to the relevant holder's responsibility for the representations made by it), to investigate in relation to any tender of Notes, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such offer to sell will be rejected.

The Offeror and its affiliates expressly reserve the right at any time or from time to time following completion or termination of the Offers, to purchase or exchange or offer to purchase or exchange Notes or to issue an invitation to submit offers to sell Notes (including, without limitation, those tendered pursuant to the Offers but not accepted for purchase) through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, in each case on terms that may be more or less favorable than those contemplated by the Offers. In addition, the Offeror also reserves the right to issue new debt securities from time to time, including during the term of the Offers.

FORWARD-LOOKING STATEMENTS

From time to time, we may make statements, both written and oral, regarding our assumptions, projections, expectations, intentions or beliefs about future events.  These statements constitute "forward-looking statements".  We caution that these statements may and often do vary materially from actual results.  Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled "Risk Factors" in the Offer to Purchase, in our Annual Report and "Forward-Looking Statements" in our Annual Report.

Any forward-looking statements made herein or in the documents incorporated by reference herein speak only as of the date they are made. Except as required by the U.K. Financial Conduct Authority (the "FCA"), any applicable stock exchange or any applicable law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in the Offer to Purchase or the documents incorporated by reference herein to reflect any changes in expectations with regard thereto or any new information or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC.

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90

Date: 30 March 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary